Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

Zeo Energy Corp.

 We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Zeo Energy Corp. for the registration of Class A common stock, preferred stock, purchase contracts, warrants, subscription rights, depository shares, debt securities, and units and to the incorporation by reference therein of our report dated March 31, 2026, with respect to the financial statements of Zeo Energy Corp. included in its Annual Report (Form 10-K) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.

/s/ Tanner LLP

Lehi, Utah

August 21, 2026